UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 12, 2024

Liberty Resources Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

001-40883	86-3485220
(Commission File Number)	(IRS Employer Identification No.)

10 East 53rd St.

Suite 3001

New York, New York 10022

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code 1-305-809-7217

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one share of Class A Common Stock and one Redeemable Warrant	LIBYU	The Nasdaq Stock Market LLC
Class A Common Stock, $0.0001 par value per share	LIBY	The Nasdaq Stock Market LLC
Redeemable Warrants, each warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	LIBYW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Amendment of Trust Agreement

On November 8, 2021, Liberty Resources Acquisition Corp., a Delaware corporation (the “Company”), entered into an Investment Management Trust Agreement (the “Trust Agreement”), by and between the Company and Continental Stock Transfer & Trust Company, as trustee (“Continental”), which was initially filed as an exhibit to the Company’s Registration Statement on Form S-1/A (File No. 333-259342). On February 12, 2024, the Company held a virtual special meeting of its stockholders at https://www.cstproxy.com/Libertycorp/2024, pursuant to due notice (such meeting, the “Special Meeting”) in that certain Proxy Statement on Schedule 14(a) filed February 12, 2024 (as amended, the “Proxy Statement”). At the Special Meeting, the Company stockholders entitled to vote at the Special Meeting (the “Stockholders”) cast their votes and approved the proposal (the “Trust Amendment Proposal”) to authorize the Company to enter into Amendment No. 2 to the Trust Agreement (the “Trust Agreement Amendment”) to amend the Trust Agreement to allow the Company to extend beyond February 8, 2024 the date on which either the Company must have completed its initial business combination or Continental must liquidate the Company’s Trust Account (the “Trust Account”). Following approval of the Trust Amendment Proposal by the Stockholders, the Company and Continental entered into the Trust Agreement Amendment.

Item 3.03. Material Modification to Rights of Security Holders.

Amendment to Certificate of Incorporation

As described in Item 5.03 below, the Stockholders approved the Charter Amendment at the Special Meeting, and the Company subsequently filed the Charter Amendment with the Secretary of State of the State of Delaware.

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

The Stockholders approved the Charter Amendment at the Special Meeting, changing (A) the structure and cost of the Company’s right to extend the Deadline Date (the “Extension Amendment Proposal”), and (B) the right of the holders of the Company’s Class B common stock, par value $0.0001 per share (the “Class B Common Stock” or “Founder Shares”) to convert such shares of Class B Common Stock into shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”) on a one-to-one basis at the election of such holders (the “Founder Share Amendment Proposal”); and (C) the right of the directors of the Company to take any action required to be taken at a meeting of the board of directors (the “Board”) or at a meeting of a committee thereof without holding such a meeting if a consent in writing, setting forth the actions to be taken, is signed by a majority of the Board or a majority of the members of any committee, as the case may be (the “Action by Written Consent Amendment Proposal” and, together with the Founder Share Amendment Proposal, the “Additional Charter Amendment Proposals”).

The Charter Amendment allows the Company to extend through November 7, 2024 (or until the business combination is consummated, if earlier) the Deadline Date, provided the Company’s sponsor, or its affiliates or permitted designees deposits into the Trust Account the lesser of (x) $35,000 or (y) $0.03 per share for each public share that is not redeemed in connection with the Special Meeting.

The Founder Share Amendment allows the holders of Class B Common Stock to convert their shares of Class B Common Stock into shares of Class A Common Stock, on a one-for-one basis, at any point in time prior to the completion of the business combination. Such conversions would give the Company further flexibility to complete the business combination.

The Action by Written Consent Amendment allows the Board flexibility to act in furtherance of the business combination by allowing the Board to take any action required to be taken at a meeting of the Board or at a meeting of a committee thereof without holding such a meeting if a consent in writing, setting forth the actions to be taken, is signed by a majority of the Board or a majority of the members of any committee, as the case may be.

Following receipt of Stockholder’s approval of the Extension Amendment Proposal, the Company filed the Charter Amendment with the Secretary of State of the State of Delaware. The foregoing summary is qualified by the full text of the Charter Amendment, which is included as Exhibit 3.1.

Item 5.07. Submission of Matters to a Vote of Security Holders.

On February 12, 2024, at 9:00 a.m. ET, the Company held the Special Meeting. On the record date, there were 7,211,460 Company shares entitled to vote at the Special Meeting. Holders of 5,778,879 shares were present at the virtual meeting or by proxy. At the Special Meeting, the Stockholders voted on three of the four proposals presented—the Extension Amendment Proposal, the Trust Amendment Proposal, and the Founder Share Amendment Proposals, each as described in the definitive Proxy Statement on Schedule 14A. The Stockholders cast their votes as described below:

Proposal 1 - Extension Amendment Proposal

The Stockholders approved the Extension Amendment Proposal, and the following is a tabulation of the voting results:

Common Stock:

Votes For	Votes Against	Abstentions	Broker Non-Votes
5,403,428 (74.98%)	374,651 (5.195%)	800 (0.11%)	-

Proposal 2 – Trust Amendment Proposal

The Stockholders approved the Trust Amendment Proposal, and the following is a tabulation of the voting results:

Common Stock:

Votes For	Votes Against	Abstentions	Broker Non-Votes
5,404,428 (74.939%)	374,651 (5.195%)	-	-

Proposal 3 – Founder Share Amendment Proposal

The Stockholders approved the Founder Share Proposal, and the following is a tabulation of the voting results:

Common Stock:

Votes For	Votes Against	Abstentions	Broker Non-Votes
5,769,079 (79.999%)	9,800 (0.136%)	-	-

Proposal 4 - Adjournment Proposal

The third proposal to adjourn the Special Meeting (the “Adjournment Proposal”), was not presented at the Special Meeting because the Extension Amendment Proposal, the Additional Charter Amendment Proposals, and the Trust Amendment Proposal each received sufficient favorable votes to be adopted.

Item 8.01. Other Events.

Extension Payment

On February 12, 2024, the Company deposited an aggregate of 23,073.69 (the “Extension Payment”) into the Trust Account, which enables the Company to extend the period of time it has to consummate its initial business combination by one month increments from February 8, 2024, to November 7, 2024 (the “February Extension”). The February Extension is the first of up to nine monthly extensions permitted under the Company’s Amended and Restated Certificate of Incorporation, as amended by the Charter Amendment, as discussed in Items 5.03 and 5.07 of this report.

Additional Information and Where to Find It

As discussed above, Liberty intends to file the Prospectus and Proxy Statement with the SEC, which Prospectus and Proxy Statement will be delivered to its stockholders once definitive. This document does not contain all the information that should be considered concerning the Business Combination and the other Stockholder Approval Matters and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination and the other Stockholder Approval Matters. Liberty’s stockholders and other interested persons are advised to read, when available, the Prospectus and Proxy Statement and the amendments thereto and other documents filed in connection with the Business Combination and other Stockholder Approval Matters, as these materials will contain important information about Liberty, CaspiOilGas LLP (“COG”), Markmore Energy Labuan Limited, the Business Combination and the other Stockholder Approval Matters. When available, the Prospectus and Proxy Statement and other relevant materials for the Business Combination and other Stockholder Approval Matters will be mailed to stockholders of Liberty as of a record date to be established for voting on the Business Combination and the other Stockholder Approval Matters. Stockholders will also be able to obtain copies of the Prospectus and Proxy Statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Liberty Resources Acquisition Corp., 10 East 53rd St, Suite 3001, New York, NY 10022.

No Offer or Solicitation

This Current Report on Form 8-K is for informational purposes only and is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities or in respect of the business combination or PIPE investment and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the business combination and related matters. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the Company’s Registration Statement on Form S-1, as amended, which was initially filed with the SEC on September 3, 2021 and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Liberty Resources Acquisition Corp., 10 East 53rd St., Suite 3001, New York, New York 10022. Additional information regarding the interests of such participants will be contained in the Proxy/Registration Statement when available.

The Target and its directors, managers, and executive officers may also be deemed to be participants in the solicitation of proxies from the Company’s stockholders in connection with the business combination and related matters. A list of the names of such parties and information regarding their interests in the business combination and related matters will be included in the Proxy/Registration Statement when available.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding the Target’s industry and market sizes, future opportunities for the Company and the Target, the Company’s and the Target’s estimated future results and the transactions contemplated by the Business Combination Agreement and Plan of Merger (the “Business Combination Agreement”), by and between the Company and the Target, including the implied enterprise value, the expected transaction and ownership structure and the likelihood and ability of the parties to successfully consummate the transactions contemplated by the Business Combination Agreement. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed in the Company’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (i) the inability of the parties to successfully or timely consummate the business combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the stockholders of the Company or the Target is not obtained; (ii) the inability to complete a PIPE offering in connection with the business combination; (iii) the ability to maintain the listing of the Company’s securities on the New York Stock Exchange; (iv) the amount of redemption requests made by the Company’s stockholders; (v) failure to realize the anticipated benefits of the business combination; (vi) risk relating to the uncertainty of the projected financial information with respect to the Target; (vii) the Target’s exposure to litigation claims and other loss contingencies; (viii) the combined company’s ability to implement its business strategy; (ix) the combined company’s ability to maintain, protect, and enhance its brand and protect its intellectual property; (x) payment-related risks; (xi) changes in domestic and foreign business, market, financial, political and legal conditions; (xii) general economic conditions and other factors affecting consumer confidence, preferences, and behavior; (xiii) disruption and volatility in the global currency, capital, and credit markets; (xiv) changes in governmental regulation; (xv) fluctuations in foreign currency; and (xvi) changes in tax laws and liabilities, tariffs, legal, regulatory, political and economic risks.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information set forth herein speaks only as of the date hereof in the case of information about the Company and the Target or the date of such information in the case of information from persons other than the Company or the Target, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication. Forecasts and estimates regarding the Target’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected, and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Item 9.01. Exhibits.

Exhibit Number	Description of Exhibit
10.1	Amendment to the Amended and Restated Certificate of Incorporation dated February 12, 2024.

10.2	Amendment to the Investment Management Trust Agreement dated February 12, 2024.

99.1	Press Release dated February 21, 2024

104	Cover Page Interactive Data File (Embedded within the Inline XBRL document and included in Exhibit)

SIGNATURES

Under the requirements of the Securities Exchange Act of 1934, as amended, the Company has duly caused this report to be signed by the duly authorized undersigned.

Liberty Resources Acquisition Corp.

Date: February 20, 2024	By:	/s/ Dato’ Maznah Binti Abdul Jalil
Dato’ Maznah Binti Abdul Jalil
Chief Executive Officer